December 11, 2006

Michael L. Hurt
Chief Executive Officer
Altra Holdings, Inc.
14 Hayward Street
Quincy, Massachusetts 02171

> **Re:** **Altra Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed December 8, 2006**
> **File No. 333-137660**

Dear Mr. Hurt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Principal Equity Sponsor, page 5

1.   We note your revision in response to prior comment 2. However, the disclosure in this section about the number of shares owned and to be sold by Genstar Capital is not consistent with page 76. Please revise.

Selling Stockholders, page 76

2.   We note your revisions in response to prior comment 14; however, it remains unclear which of the transactions you mentioned in the footnotes generated the shares that are being sold in this offering. For example, we note the multiple

footnotes attributed to Mr. Bauchiero. Please clarify and ensure that you have provided all information requested in prior comment 14.

Financial Statements

3.   Please revise your filing to reflect the two for one reverse stock split retroactively for all periods presented. Please refer to SAB Topic 4.C.

Exhibits

4.   Please file complete exhibits with attachments. For example, we note the missing attachments from exhibit 1.1.

Exhibit 5.1

5.   We note from the first paragraph on page 2 that the opinion is conditioned on a future state filing. It is unclear why it is appropriate for the registration statement to be declared effective if you are not authorized to issue the shares you are offering.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax): Craig W. Adas, Esq.